SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
Searchlight Minerals Corp.
(Name of Issuer)
Common Stock, par value $.001
(Title of Class of Securities)
812224202
(CUSIP Number)
Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 18, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

79,342,202 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

79,342,202 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,342,202 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

21,021,710 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

21,021,710 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,021,710 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

37,179,695 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

37,179,695 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,179,695 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

37,179,695 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

37,179,695 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,179,695 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0% (1)

14.	TYPE OF REPORTING PERSON

CO

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% (1)

14.	TYPE OF REPORTING PERSON

CO

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,114,376 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,114,376 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,114,376 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,114,376 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,114,376 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,114,376 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)

14.	TYPE OF REPORTING PERSON

CO

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% (1)

14.	TYPE OF REPORTING PERSON

CO

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

138,657,983 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

138,657,983 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

138,657,983 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.4% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

141,526,420 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

141,526,420 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,526,420 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.4%

14.	TYPE OF REPORTING PERSON

PN

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

141,526,420 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

141,526,420 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,526,420 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.4% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) See Items 4 and 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

141,526,420 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

141,526,420 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,526,420 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.4% (1)

14.	TYPE OF REPORTING PERSON

IN

(1) See Items 4 and 6.

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3").  This Amendment No. 3 amends the Schedule 13D, as previously amended, as specifically set forth herein.
Item 2.	Identity and Background.
Item 2 is hereby amended and restated to read as follows:
(a)            This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the "Onshore Fund"), Luxor Spectrum, LLC, a Delaware limited liability company (the "Spectrum Onshore Fund"), Luxor Wavefront, LP, a Delaware limited partnership (the "Wavefront Fund"), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the "Offshore Master Fund"), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the "Offshore Feeder Fund"), Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited partnership (the "Spectrum Offshore Master Fund"), Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the "Spectrum Offshore Feeder Fund"), Thebes Offshore Master Fund, LP, a Cayman Islands limited partnership (the "Thebes Master Fund"), Thebes Partners Offshore, Ltd., a Cayman Islands exempted company (the "Thebes Feeder Fund" and, collectively with the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund and the Thebes Master Fund, the "Luxor Funds"), LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings"), Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group"), Luxor Management, LLC, a Delaware limited liability company ("Luxor Management") and Christian Leone.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. The Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund. The Thebes Feeder Fund is the owner of a controlling interest in, and together with a minority investor owns 100% of the interests in, the Thebes Master Fund. By virtue of these relationships, the Offshore Feeder Fund may be deemed to beneficially own the shares of Common Stock owned directly by the Offshore Master Fund, the Spectrum Offshore Feeder Fund may be deemed to beneficially own the shares of Common Stock owned directly by the Spectrum Offshore Master Fund and the Thebes Feeder Fund may be deemed to beneficially own the shares of Common Stock owned directly by the Thebes Master Fund.
LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Thebes Master Fund and the managing member of the Spectrum Onshore Fund. By virtue of these relationships, LCG Holdings may be deemed to beneficially own the shares of Common Stock owned directly by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Thebes Master Fund.
Luxor Capital Group acts as the investment manager of the Luxor Funds other than the Spectrum Onshore Fund, and to an account it separately manages (the "Separately Managed Account"). Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of each of LCG Holdings and Luxor Management. By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the shares of Common Stock beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund, the Thebes Master Fund and the Separately Managed Account and Mr. Leone may be deemed to beneficially own the shares of Common Stock beneficially owned by the Spectrum Onshore Fund.
Set forth on Schedule A attached hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund, the Spectrum Offshore Feeder Fund and the Thebes Feeder Fund.  To the best of Luxor's knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
(b)            The business address of each of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, the Thebes Master Fund and the Thebes Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c)            The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of Luxor Capital Group is providing investment management services. The principal business of Luxor Management is serving as the general partner of Luxor Capital Group. The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Thebes Master Fund and the managing member of the Spectrum Onshore Fund. Mr. Leone's principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.
(d)            No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)            No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, the Thebes Master Fund and the Thebes Feeder Fund is organized under the laws of the Cayman Islands. Each of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.  Mr. Leone is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
A total of approximately $22,387,845 was paid to acquire the Common Stock reported as beneficially owned by the Reporting Persons herein. The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Separately Managed Account and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.  The shares of Common Stock acquired by Thebes Master Fund were acquired as part of a contribution in kind.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
The Reporting Persons demanded repayment from the Issuer of all of the outstanding principal and interest owing on the Secured Convertible Promissory Notes, each dated September 18, 2013, owned by the Reporting Persons (the "Luxor Notes"). Lacking sufficient funds to make such repayments, the Issuer agreed, pursuant to an Amendment to Secured Convertible Promissory Note, dated September 18, 2013 (the "Secured Convertible Notes Amendment"), to allow the Reporting Persons to convert all of the outstanding principal amount and accrued but unpaid interest owing on the Luxor Notes into shares of restricted Common Stock at a rate of $0.035 per share. On March 18, 2016, the Reporting Persons provided the Issuer with Conversion Notices consistent with such terms and conditions. In the aggregate, the Reporting Persons converted $2,691,000 owing on the Luxor Notes in exchange for 76,885,714 shares of Common Stock (the "Luxor Notes Shares"). The Issuer has subsequently cancelled the Luxor Notes.
The Issuer has also sold to the Reporting Persons 42,857,143 shares of Common Stock, at a purchase price of $0.035 per share, for a total consideration of $1,500,000 (the "Offering Shares"). The securities were issued in reliance on exemptions from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 of Regulation D thereunder. In connection with the offering, the Issuer and the Reporting Persons entered into a common stock purchase agreement (the "Common Stock Purchase Agreement") and a Registration Rights Agreement, each dated March 18, 2016. The Common Stock Purchase Agreement contains representations and warranties of the Issuer and the Reporting Persons that are customary for transactions of the type contemplated in connection with the offering.

The Luxor Group has also agreed, as a condition of the offering, that all of its currently owned Warrants shall not be exercisable until at least September 18, 2016.
In addition, in connection with the offering, the Board of Directors of the Issuer (the "Board") agreed to waive certain provisions of that certain Rights Agreement, dated August 24, 2009, between the Issuer and Empire Stock Transfer Inc. (the "Rights Agreement"), with respect to the Reporting Persons. In connection with the Rights Agreement, the Board previously declared a dividend of one common share purchase right for each outstanding share of Common Stock. The rights become exercisable, under certain circumstances, in the event that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock. The Board had previously waived the 15% limitation in the Rights Agreement with respect to the Reporting Persons to allow the Reporting Persons to become the beneficial owner of up to 26% of the shares of Common Stock outstanding, without being deemed to be an "acquiring person" under the Rights Agreement. In connection with the offering, the Board has agreed to further waive all of the existing limitations under the Rights Agreement so that the Reporting Persons would not be an "acquiring person" under the Rights Agreement under any circumstance.
The Board has also authorized, subject to stockholder approval, certain amendments to its Articles of Incorporation and Amended and Restated Bylaws that, among other things, would eliminate the Issuer's classified Board and increase the number of authorized shares of capital stock. The Issuer has agreed that the Board will call for an annual meeting of stockholders and will nominate five designees, three of whom shall be designees of the Reporting Persons, for election as directors at such meeting.
Pursuant to a letter agreement between the Issuer and the Reporting Persons dated March 18, 2016 (the "Letter Agreement"), the Reporting Persons agreed to invest up to an additional $1,250,000 in to be issued shares of Common Stock, at a purchase price of $0.045 per share, upon the completion of certain milestones set forth in such Letter Agreement. The securities will be issued in reliance on exemptions from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D thereunder. In connection with the additional investment described in the Letter Agreement, the Onshore Fund entered into a common stock purchase agreement, dated March 18, 2016 (the "Second Common Stock Purchase Agreement") with the Issuer. The Second Common Stock Purchase Agreement contains representations and warranties of the Issuer and the Onshore Fund that are customary for transactions of the type contemplated in connection with the offering. In addition, upon the completion of certain milestones set forth in such Letter Agreement, the Issuer will enter into a Registration Rights Agreement with the Onshore Fund or its designees.
The foregoing descriptions of the terms and conditions of the Secured Convertible Notes Amendment, the Common Stock Purchase Agreement, the Registration Rights Agreements, the Letter Agreement and the Second Common Stock Purchase Agreement, do not purport to be complete and are qualified in their entirety by reference to the full text or form of such documents, as the case may be, which are attached as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and are incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer.
Items 5(a) and (b) are hereby amended and restated to read as follows:
(a)            The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 286,291,994 shares, which is the total number of shares of Common Stock outstanding as of the date hereof based on information provided by the Issuer. As of the close of business on March 24, 2016:
(i)            The Onshore Fund individually beneficially owned 79,342,202 shares of Common Stock representing approximately 27.7% of all of the outstanding shares of Common Stock.
(ii)            The Wavefront Fund individually beneficially owned 21,021,710 shares of Common Stock representing approximately 7.3% of all of the outstanding shares of Common Stock.

(iii)            The Offshore Master Fund individually beneficially owned 37,179,695 shares of Common Stock representing approximately 13.0% of all of the outstanding shares of Common Stock.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Master Fund.
(iv)            The Thebes Master Fund individually beneficially owned 1,114,376 shares of Common Stock representing less than 1% of all of the outstanding shares of Common Stock. The Thebes Feeder Fund, as the owner of a controlling interest in the Thebes Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Thebes Master Fund.
(v)            LCG Holdings may be deemed to be the beneficial owner of the 138,657,983 shares of Common Stock beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund, representing 48.4% of all of the outstanding shares of Common Stock.
(vi)            Luxor Capital Group, as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Thebes Master Fund, the Thebes Feeder Fund and the Separately Managed Account may be deemed to beneficially own 141,526,420 shares of Common Stock, including the 138,657,983 shares of Common Stock beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Thebes Master Fund and the Thebes Feeder Fund, and an additional 2,868,437 shares of Common Stock beneficially owned by the Separately Managed Account, representing 49.4% of all of the outstanding shares of Common Stock.
(vii)            Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 141,526,420 shares of Common Stock beneficially owned by Luxor Capital Group, representing 49.4% of all of the outstanding shares of Common Stock.
(b)            The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the shares of Common Stock individually beneficially owned by the Onshore Fund.
The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock individually beneficially owned by the Wavefront Fund.
The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock individually beneficially owned by the Offshore Master Fund.
The Thebes Master Fund, the Thebes Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock individually beneficially owned by the Thebes Master Fund.
Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock held in the Separately Managed Account.
Item 5(c) is hereby amended to add the following:
(c) As further described in Item 4 above, on March 18, 2016 the Reporting Persons acquired the Luxor Notes Shares and the Offering Share.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
Reference is made to the Secured Convertible Notes Amendment, the Common Stock Purchase Agreement, the Registration Rights Agreements, the Letter Agreement and the Second Common Stock Purchase Agreement defined and described in Item 4 above, which are attached as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and are incorporated herein by reference.

The Reporting Persons own Warrants expiring between June 2017 and September 2020 which are exercisable for approximately 12,128,707 shares of Common Stock at strike prices between $0.30 and $1.27.  As disclosed in Item 4 above, the Reporting Persons have agreed, as a condition of the offering, that all of its Warrants shall not be exercisable until at least September 18, 2016.
On March 24, 2016, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.6 hereto and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
99.1	Form of Amendment to Secured Convertible Promissory Note, dated March 18, 2016. (incorporated herein by reference to Exhibit 10.1 of Searchlight Minerals Corp.'s Current Report on Form 8-K filed March 23, 2016) (File No. 000-30995)
99.2	Common Stock Purchase Agreement made as of March 18, 2016, by and between Searchlight Minerals Corp. and the investors listed on Schedule I thereto. (incorporated herein by reference to Exhibit 10.2 of Searchlight Minerals Corp.'s Current Report on Form 8-K filed March 23, 2016) (File No. 000-30995)
99.3	Form of Registration Rights Agreement, dated March 18, 2016. (incorporated herein by reference to Exhibit 10.3 of Searchlight Minerals Corp.'s Current Report on Form 8-K filed March 23, 2016) (File No. 000-30995)
99.4	Letter Agreement, dated March 18, 2016 by and between Searchlight Minerals Corp. and Luxor Capital Partners, LP. (incorporated herein by reference to Exhibit 10.4 of Searchlight Minerals Corp.'s Current Report on Form 8-K filed March 23, 2016) (File No. 000-30995)
99.5	Second Common Stock Purchase Agreement made as of March 18, 2016, by and between Searchlight Minerals Corp. and Luxor Capital Group, LP. (incorporated herein by reference to Exhibit 10.5 of Searchlight Minerals Corp.'s Current Report on Form 8-K filed March 23, 2016) (File No. 000-30995)
99.6	Joint Filing Agreement.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  March 24, 2016
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM, LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS
OFFSHORE, LTD., LUXOR SPECTRUM OFFSHORE, LTD. AND THEBES PARTNERS OFFSHORE, LTD.
1.	Don Seymour DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands
Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	T. Glenn Mitchell Maples Fiduciary Services PO Box 1093, Boundary Hall Cricket Square Grand Cayman KY1-1102 Cayman Islands
Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.	Christian Leone (See Item 2)

EXHIBIT 99.6
Joint Filing Agreement
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Searchlight Minerals Corp. dated as of March 24, 2016 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:  March 24, 2016
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM, LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone